SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X     Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes             No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

News Release

CNH Reports First Quarter Results

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

•	First quarter expectations met in spite of weaker than forecast industry results.

•	New agricultural products gain share in Europe.

•	Full-year profit forecast, before restructuring charges, reiterated.

•	Successful debt reduction actions lower Equipment Operations debt-to-capitalization ratio to 26%.

Lake Forest IL (April 24, 2003) CNH Global N.V. (NYSE:CNH) today reported first quarter 2003 results consistent with expectations, better than the first quarter of 2002, and achieved in a much more difficult industry environment. Tight control of costs were key to achieving CNH’s target in the face of lower sales of the company’s higher-margin construction equipment products.

For the first quarter CNH reported a net loss of $46 million, which includes net restructuring charges of $6 million. This compares to a first quarter 2002 net loss of $49 million including $3 million in restructuring charges and before the cumulative effect of a change in accounting principle. The net loss per share was $.35 for the first quarter of 2003, including net restructuring charges of $.05 per share. Per share results have been retroactively restated to reflect the reverse stock split effected on April 1, 2003.

CNH reported first quarter consolidated revenues of $2.397 billion, compared to $2.389 billion in the same period last year. Adjusted for the favorable impact of foreign exchange rates, revenues declined by 5% due mainly to a decline in construction equipment sales.

“Again this quarter we have delivered a bottom line result consistent with expectations in spite of weaker than expected industry sales,” Paolo Monferino, CNH president and chief executive officer, said. “Moreover, we have maintained our Equipment Operations net debt at virtually the same level as of December 31, 2002 even as we have built inventory in anticipation of the spring selling season.”

At the beginning of the second quarter, CNH closed a $2 billion debt-for-equity exchange with majority shareholder Fiat. On a March 31, 2003 pro forma basis, the company’s Equipment Operations debt-to-capitalization ratio was reduced to 26% by this transaction.

■  CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com  ■

“With the substantial support of the Fiat Group, supplemented by an infusion of new capital last year and our diligent management of working capital, we have cut our Equipment Operations net debt by approximately $4 billion in just over 12 months time,” CEO Paolo Monferino stated. “Our strong balance sheet frees us to grow this business and justifies the faith our customers, dealers and suppliers have placed in us.”

First quarter sales of agricultural equipment. Revenues from sales of agricultural equipment increased to $1.600 billion for the quarter, compared to $1.552 billion in the first quarter of 2002. Net of favorable currency, revenues declined by 3%.

First quarter 2003 industry unit sales of under-40 horsepower tractors increased in North America, while sales of over-40 horsepower tractors, combines, and hay and forage equipment declined. In Europe, industry sales were essentially unchanged while Latin American sales declined from 2002 levels. Agricultural equipment industry sales in the developing markets of the world improved moderately compared to 2002.

Retail sales of CNH agricultural equipment in the first quarter were up slightly more than the industry overall, as share gains in Europe and in over-40 horsepower tractors in North America offset slight declines elsewhere.

First quarter sales of construction equipment. Revenues from the sale of construction equipment were $677 million compared to $687 million in the first quarter of 2002. Net of currency, revenues declined by 9% in the quarter.

In the Americas, industry unit sales of heavy equipment were weaker than expected, compared to the same period last year, while in Europe the industry was essentially flat. Worldwide industry unit sales of light equipment were also much lower than expected in the quarter, as moderate declines in North America and Europe more than offset gains in Latin America and Asia.

Unit sales of CNH heavy equipment declined moderately in the Americas and Europe but increased in Asia. Sales of CNH light equipment declined more than the industry in the Americas and Europe.

Equipment Operations first quarter financial results. First quarter net sales of equipment were $2.277 billion, compared to $2.239 billion for the same period in 2002. Adjusted for the impact of favorable currency, net sales declined by 4%.

CNH’s Equipment Operations gross margin percentage for the quarter declined slightly compared to the same period last year. Pricing, improved margins from new agricultural products, and favorable exchange rates were more than offset by adverse volume and mix changes, higher medical and pension costs, and launch costs for new products.

SG&A expenses were significantly impacted by exchange rates, offset by the company’s cost reduction actions primarily in its construction equipment business.

In total, medical and pension costs for active employees and retirees increased by approximately $24 million in the quarter, offset by the company’s profit improvement initiatives.

The drop in net interest expenses for the quarter was due mainly to the company’s successful debt reduction actions completed in June 2002.

Financial Services first quarter financial results. In the first quarter of 2003, CNH Capital reported net income of $6 million, including $2 million of restructuring costs net of tax, compared to $9 million in the same period last year when CNH Capital benefited from a large ABS transaction. The company’s first significant ABS transaction in 2003 is planned for the second quarter.

The total serviced portfolio at the end of the quarter increased by 4% compared to year end 2002 levels and by 2% compared to the end of the first quarter of 2002. The first quarter of 2003 marked the fourth consecutive quarter in which past due and delinquency rates in CNH Capital’s core business have declined.

Balance Sheet. During the first quarter of 2003, CNH’s Equipment Operations recorded a seasonal increase of $135 million in debt net of cash, cash equivalents and inter-segment notes receivables. This compares to an increase of $383 million in the first quarter of 2002, reflecting improved working capital management.

During the first quarter of 2003, CNH’s Financial Services net debt rose by $605 million to $4.170 billion, reflecting the normal build-up of retail receivables in anticipation of ABS transactions expected in the second quarter of 2003.

On a pro forma basis, considering the $2 billion debt-for-equity exchanges closed on April 7 and 8, 2003, Equipment Operations debt net of cash, cash equivalents and inter-segment notes receivables was $1.659 billion at the end of the first quarter. This is equal to 26% of total net capitalization and approximately $4 billion lower than on March 31, 2002.

Industry Outlook. The high degree of political and economic uncertainty in most major markets introduces a significant level of uncertainty into any forecast of industry or company performance in 2003.

In both North and Latin America, CNH expects 2003 industry sales of agricultural tractors and combines to fall slightly below 2002 levels. In Europe, the industry is expected to remain at or near 2002 levels through the balance of 2003. Tractor sales in the developing markets should be flat.

CNH expects industry sales of heavy construction equipment to remain below 2002 levels in the Americas and Western Europe. Industry sales of light equipment in North America and Europe are expected to show larger declines from 2002 levels, with backhoe loader sales showing the greatest drop. Industry sales of light equipment in Latin America and Asia may be up slightly.

CNH Outlook for the Second Quarter. For the second quarter of 2003, CNH expects to report a net result slightly improved from the same period last year, excluding restructuring charges. The product renewal process in the agricultural equipment business is on track, and CNH expects to compensate for any industry decline through the increased share being won by the new products.

However, weaker than anticipated first quarter performance on the construction equipment side of the business has necessitated substantial cuts in second quarter production and wholesale levels in order to keep inventories in line. Accelerated profit improvement actions and aggressive cost control in virtually all aspects of the enterprise should offset the bottom line impact.

Employee medical and pension costs will increase again in the second quarter and, should the Euro remain strong, the company’s SG&A and R&D costs will be adversely impacted. Lower interest expenses in the second quarter are expected to offset both factors.

CNH Outlook for 2003. For the full year, CNH expects its agricultural equipment business to contribute to improved operating results as the introduction of new, higher margin products gains momentum. Share gains and higher margins from new products should more than offset the adverse currency impact on costs.

Based on the first quarter results, CNH is aggressively managing its construction equipment business, moving rapidly to cut costs now and restructure the business for sustained profitability. For 2003, CNH expects that the actions now underway should enable the construction equipment business to reduce its operating loss by 50% compared to the prior year.

Employee medical and pension costs are expected to increase by about $90 million in 2003. These increased costs should be offset by profit improvement initiatives of approximately $100 million in total for the year, with significant manufacturing efficiencies and overhead reductions to be realized in the second half of 2003.

Interest expense savings realized through the company’s successful debt reduction action at the start of the second quarter will be partially offset by the adverse currency impact on Euro denominated loans, and higher interest costs on some remaining credit lines, resulting in pre-tax savings of approximately $100 million in 2003.

For the full year, CNH expects to record a bottom line improvement of about $100 million, bringing CNH into the black, before restructuring charges, for 2003.

During 2003, CNH will incur approximately $60 million in pre-tax restructuring costs associated with the rationalization of its construction equipment business. Most of the costs will be incurred in Europe where the obligatory process of consultation and discussion with affected parties is now underway. Some portion of these costs may be incurred in the second quarter.

Beginning in late 2003 and possibly extending into 2004, CNH will incur pre-tax restructuring charges of approximately $190 million associated with the closure of its East Moline facility which was announced in July 2000.

Including all other actions planned or underway, and assuming all East Moline charges occur in 2003, restructuring costs for the year are expected to total about $325 million, pre-tax, with a maximum cash impact of approximately $75 million.

###

CNH management will hold a conference call later today to review its first quarter results. The conference call webcast will begin at approximately 10:00 am U.S. Eastern time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

Forward Looking Statements. This document contains forward-looking statements as contemplated by the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “should,” “intends,” “plans,” “believes,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ. Such risks and uncertainties include: general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH’s and its customers’ access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, pension and health care costs, fuel and fertilizer costs.

For a list of major factors and other information that could significantly impact expected results, please refer to CNH’s Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission.

CNH Global N.V.
Revenues and Net Sales
(Dollars in Millions)
(Unaudited)

	Three Months Ended
		March 31,

			%
	2003	2002	Change

Revenues:

Net sales

Agricultural Equipment	$1,600	$1,552	3%

Construction Equipment	677	687	(1%)

Total net sales	2,277	2,239	2%

Financial Services	133	168	(21%)

Eliminations and other	(13)	(18)

Total revenues	$2,397	$2,389	0%

Net sales:

North America	$1,020	$1,137	(10%)

Western Europe	830	685	21%

Latin America	120	147	(18%)

Rest of World	307	270	14%

Total net sales	$2,277	$2,239	2%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,

	2003	2002	2003	2002	2003	2002

Revenues

Net sales	$2,277	$2,239	$2,277	$2,239	$—	$—

Finance and interest income	120	150	21	27	133	168

Total	2,397	2,389	2,298	2,266	133	168

Costs and Expenses

Cost of goods sold	1,939	1,891	1,939	1,891	—	—

Selling, general and administrative	270	278	218	216	52	62

Research and development	70	70	70	70	—	—

Restructuring	8	4	6	4	2	—

Interest expense	122	156	88	115	53	68

Interest compensation to Financial Services	—	—	18	16	—	—

Other, net	55	36	33	13	19	25

Total	2,464	2,435	2,372	2,325	126	155

Equity in income (loss) of unconsolidated subsidiaries and affiliates:

Financial Services	2	1	6	9	2	1

Equipment Operations	2	(6)	2	(6)	—	—

Income (loss) before taxes, minority interest and cumulative effect of change in accounting principle	(63)	(51)	(66)	(56)	9	14

Income tax provision (benefit)	(17)	(3)	(20)	(8)	3	5

Minority interest	—	1	—	1	—	—

Net income (loss) before cumulative effect of change in accounting principle	(46)	(49)	(46)	(49)	6	9

Cumulative effect of change in accounting principle, net of tax	—	(325)	—	(325)	—	—

Net income (loss)	$(46)	$(374)	$(46)	$(374)	$6	$9

Basic and diluted earnings (loss) per share (EPS):

EPS before restructuring and cumulative effect of change in accounting principle	($0.30)	($0.83)

EPS before cumulative effect of change in accounting principle	($0.35)	($0.88)

EPS	($0.35)	($6.75)

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES

	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2003	2002	2003	2002	2003	2002

Assets

Cash and cash equivalents	$843	$775	$699	$469	$144	$306

Accounts, notes receivable and other — net	6,589	5,711	2,153	2,021	4,876	4,016

Intersegment notes receivables	—	—	1,954	1,783	269	354

Inventories	2,330	2,054	2,330	2,054	—	—

Property, plant and equipment — net	1,455	1,449	1,443	1,437	12	12

Equipment on operating leases — net	497	544	—	—	497	544

Investment in Financial Services	—	—	1,042	1,019	—	—

Investments in unconsolidated affiliates	392	375	343	328	49	47

Goodwill and intangibles	3,386	3,385	3,245	3,245	141	140

Other assets	2,351	2,467	1,908	2,011	443	456

Total Assets	$17,843	$16,760	$15,117	$14,367	$6,431	$5,875

Liabilities and Equity

Short-term debt	$3,344	$2,749	$2,212	$1,884	$1,132	$865

Intersegment short-term debt	—	—	269	354	1,254	1,083

Accounts payable	1,604	1,436	1,682	1,555	335	183

Long-term debt	5,328	5,115	3,831	3,538	1,497	1,577

Intersegment long-term debt	—	—	—	—	700	700

Accrued and other liabilities	4,798	4,699	4,354	4,275	471	448

	15,074	13,999	12,348	11,606	5,389	4,856

Equity	2,769	2,761	2,769	2,761	1,042	1,019

Total Liabilities and Equity	$17,843	$16,760	$15,117	$14,367	$6,431	$5,875

Total debt less cash and cash equivalents and intersegment notes receivables (“net debt”)	$7,829	$7,089	$3,659	$3,524	$4,170	$3,565

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(Millions)
(Unaudited)

					EQUIPMENT
		CONSOLIDATED			OPERATIONS

	Actual		Pro Forma	Actual		Pro Forma
	March 31,	Pro Forma	March 31,	March 31,	Pro Forma	March 31,
	2003	Adjustments	2003	2003	Adjustments	2003

Assets

Cash and cash equivalents	$843	$—	$843	$699	$—	$699

Accounts, notes receivable and other — net	6,589	—	6,589	2,153	—	2,153

Intersegment notes receivables	—	—	—	1,954	—	1,954

Inventories	2,330	—	2,330	2,330	—	2,330

Property, plant and equipment — net	1,455	—	1,455	1,443	—	1,443

Equipment on operating leases — net	497	—	497	—	—	—

Investment in Financial Services	—	—	—	1,042	—	1,042

Investments in unconsolidated affiliates	392	—	392	343	—	343

Goodwill and intangibles	3,386	—	3,386	3,245	—	3,245

Other assets	2,351	—	2,351	1,908	—	1,908

Total Assets	$17,843	$—	$17,843	$15,117	$—	$15,117

Liabilities and Equity

Short-term debt	$3,344	$(801)A	$2,543	$2,212	$(801)A	$1,411

Intersegment short-term debt	—	—	—	269	—	269

Accounts payable	1,604	14 B	1,618	1,682	14 B	1,696

Long-term debt	5,328	(1,199)A	4,129	3,831	(1,199)A	2,632

Intersegment long-term debt	—	—	—	—	—	—

Accrued and other liabilities	4,798	—	4,798	4,354	—	4,354

	15,074	(1,986)	13,088	12,348	(1,986)	10,362

Equity	2,769	1,986 A,B	4,755	2,769	1,986 A,B	4,755

Total Liabilities and Equity	$17,843	$—	$17,843	$15,117	$—	$15,117

Total debt less cash and cash equivalents and intersegment notes receivables (“net debt”)	$7,829	$(2,000)	$5,829	$3,659	$(2,000)	$1,659

A — Reflects the issuance of 8 million shares of Series A Preferred Stock to Fiat and an affiliate in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

B — Reflects accrual of estimated transaction fees.

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,

	2003	2002	2003	2002	2003	2002

Operating Activities:

Net income (loss)	$(46)	$(374)	$(46)	$(374)	$6	$9

Adjustments to reconcile net income (loss) to net cash from operating activities:

Cumulative effect of change in accounting principle	—	325	—	325	—	—

Depreciation and amortization	82	87	56	60	26	27

Intersegment activity	—	—	(170)	63	170	(63)

Changes in operating assets and liabilities	(691)	(329)	77	(264)	(768)	(65)

Other, net	3	8	(4)	(8)	1	7

Net cash from operating activities	(652)	(283)	(87)	(198)	(565)	(85)

Investing Activities:

Expenditures for property, plant and equipment	(34)	(35)	(33)	(34)	(1)	(1)

Expenditures for equipment on operating leases	(15)	(59)	—	—	(15)	(59)

Other, net (primarily acquisitions and divestitures)	39	(65)	(2)	(121)	41	45

Net cash from investing activities	(10)	(159)	(35)	(155)	25	(15)

Financing Activities:

Intersegment activity	—	—	(227)	(48)	227	48

Net increase (decrease) in indebtedness	724	172	575	301	149	(129)

Other, net	—	—	—	—	—	11

Net cash from financing activities	724	172	348	253	376	(70)

Other, net	6	(11)	4	(11)	2	—

Increase (decrease) in cash and cash equivalents	68	(281)	230	(111)	(162)	(170)

Cash and cash equivalents, beginning of period	775	663	469	378	306	285

Cash and cash equivalents, end of period	$843	$382	$699	$267	$144	$115

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed financial statements reflect the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH”) and have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”). The condensed financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

Certain prior year amounts have been reclassified to conform with the current year presentation.

2.	Equity — The Board of Directors of CNH recommended a dividend of $0.25 per common share on March 5, 2003. The dividend will be payable on June 2, 2003 to shareholders of record at the close of business on May 19, 2003. Declaration of the dividend is subject to approval at the Annual General Meeting, which will be held on May 8, 2003.

On March 27, 2003, CNH’s shareholders approved, at an Extraordinary General Meeting, adoption of certain amendments to the Articles of Association of CNH, including an increase in CNH’s authorized share capital to € 1,350 million, divided into 400 million common shares and 200 million Series A preference shares with a per share par value of € 2.25.

On April 1, 2003, CNH effected a 1-for-5 reverse stock split of its common shares. All references in the accompanying condensed consolidated financial statements and notes thereto to earnings per share and the number of shares have been retroactively restated to reflect this reverse stock split.

On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A preference shares (“Series A Preferred Stock”) to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

3.	Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on results of operations in accordance with the accounting principles followed by Fiat. CNH revenues reported to Fiat exclude finance and interest income of the Equipment Operations. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of the Equipment Operations.

A reconciliation of consolidated net income (loss) per US GAAP to results of operations reported to Fiat for the three months ended March 31, 2003 and 2002 is as follows:

	2003	2002

	(in millions)
Net income (loss) per US GAAP statements	$(46)	$(374)

Adjustments to convert from US GAAP to accounting principles followed by Fiat:

Cumulative effect of change in accounting principle, net of tax	—	325

Amortization of goodwill and other intangibles	(41)	(41)

Restructuring charge	3	4

Other	(1)	1

Net income (loss) per accounting principles followed by Fiat	(85)	(85)

Reconciliation of net income (loss) per accounting principles followed by Fiat to results of operations:

Minority interest	—	1

Income tax provision (benefit)	(19)	(3)

Restructuring charge	5	—

Net financial expense	93	108

Equity in (income) loss of unconsolidated subsidiaries and affiliates	(3)	5

Results of operations per accounting principles followed by Fiat	$(9)	$26

The following summarizes results of operations by segment per accounting principles followed by Fiat:

Agricultural Equipment	$18	$38

Construction Equipment	(42)	(29)

Financial Services	18	20

Eliminations	(3)	(3)

Results of operations	$(9)	$26

A summary of CNH’s results reported to Fiat in accordance with accounting principles followed by Fiat is as follows:

Revenues	$2,397	$2,385

Results of operations	$(9)	$26

4.	Restructuring — During the three months ended March 31, 2003, CNH expensed approximately $8 million of restructuring costs. The restructuring costs primarily relate to severance and other costs related to headcount reductions under the CNH Merger Integration Plan. During the three months ended March 31, 2003, CNH utilized approximately $18 million of its restructuring reserves. The utilized amounts primarily represent involuntary employee severance costs, as well as costs related to the closing of existing facilities.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

5.	Income Taxes — For the three months ended March 31, 2003 and 2002, effective income tax rates were 27.0% and 0.8% respectively. For both years, tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profit, losses in jurisdictions for which no immediate tax benefit is recognizable, and changes in valuation reserves attributable to prior-year losses. For the three months ended March 31, 2002, the rate is further impacted by the non-deductibility of the cumulative effect of change in accounting principle.

6.	Earnings (loss) per share — The following table reconciles net income (loss) to net income (loss) before cumulative effect of change in accounting principle and restructuring and related pro-forma earnings (loss) per share (“EPS”) for the three months ended March 31, 2003 and 2002:

	2003		2002

	(in millions, except per
	share data)

Basic and Diluted EPS

Net income (loss)		$(46)	$(374)

Cumulative effect of change in accounting principle, net of tax		—	325

Net income (loss) before cumulative effect of change in accounting principle		(46)	(49)

Restructuring, net of tax		6	3

Net income (loss) before cumulative effect of change in accounting principle and restructuring	$	(40)	$(46)

Weighted-average shares outstanding — Basic and Diluted		131.2	55.4

EPS before cumulative effect of change in accounting principle and restructuring		$(0.30)	$(0.83)

EPS before cumulative effect of change in accounting principle		$(0.35)	$(0.88)

EPS		$(0.35)	$(6.75)

7.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are described more fully in Note 19, “Option and Incentive Plans” to our 2002 Form 20-F. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Compensation expense is reflected in net income (loss) for stock options granted with an exercise price less than the quoted market price of CNH common shares on the date of grant. No stock-based employee compensation cost is reflected in net income (loss) for options granted with an exercise price equal to the market value of CNH common shares on the date of grant.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the three months ended March 31, 2003 and 2002.

	2003	2002

	(in millions,
	except per share data)

Net income (loss), as reported	$(46)	$(374)

Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	—	—

Deduct: Total stock-based employee compensation expense determined under fair value based
methods, net of tax	(1)	(1)

Pro forma net income (loss)	$(47)	$(375)

EPS:

Basic and Diluted — as reported	$(0.35)	$(6.75)

Basic and Diluted — pro forma	$(0.36)	$(6.77)

8.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amount outstanding under these programs were $3.5 billion at March 31, 2003 compared to $4.6 billion at December 31, 2002. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of March 31, 2003 and December 31, 2002, $1.2 billion remained outstanding under these programs.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities (an interpretation of ARB No. 51)” (“Interpretation No. 46”). The adoption of Interpretation No. 46 is not anticipated to have a material impact on CNH. The Company’s receivable securitization programs do not involve CNH holding a significant interest in any Variable Interest Entities and therefore do not require the Company to consolidate the assets, liabilities and results of operations of its QSPEs.

9.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the three months ended March 31, 2003:

			Foreign
			Currency
	Balance at		Translation	Balance at
	January 1, 2003	Amortization	Adjustment	March 31, 2003

		(in millions)
Goodwill by reporting unit:

Agricultural Equipment	$1,764	$—	$5	$1,769

Construction Equipment	631	—	3	634

Financial Services	138	—	1	139

Total	2,533	—	9	2,542

Intangibles	852	(8)	—	844

Total goodwill and intangibles	$3,385	$(8)	$9	$3,386

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

As of March 31, 2003 and December 31, 2002, the Company’s intangible assets and related accumulated amortization consisted of the following:

		March 31, 2003			December 31, 2002

	Weighted
	Avg.		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net

				(in millions)
Intangible assets subject to

Amortization:

Engineering Drawings	20	$335	$55	$280	$335	$51	$284

Dealer Network	25	216	28	188	216	26	190

Other	10-30	158	55	103	158	53	105

		709	138	571	709	130	579

Intangible assets not subject to amortization:

Trademarks		273	—	273	273	—	273

		$982	$138	$844	$982	$130	$852

CNH recorded amortization expense of approximately $8 million for the three months ended March 31, 2003. CNH recorded amortization expense of approximately $30 million for the year ended December 31, 2002. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2003 to 2007 is approximately $32 million. As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, these amounts may vary.

10.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents and intersegment notes receivables (“net debt”) as of March 31, 2003 and December 31, 2002:

	Consolidated		Equipment Operations		Financial Services

	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2003	2002	2003	2002	2003	2002

			(in millions)
Short-term debt:

With Fiat Affiliates	$1,395	$1,086	1,284	$817	$111	$269

Other	1,949	1,663	928	1,067	1,021	596

Intersegment	—	—	269	354	1,254	1,083

Total Short-term debt	3,344	2,749	2,481	2,238	2,386	1,948

Long-term debt:

With Fiat Affiliates	3,177	2,799	2,743	2,432	434	367

Other	2,151	2,316	1,088	1,106	1,063	1,210

Intersegment	—	—	—	—	700	700

Total Long-term debt	5,328	5,115	3,831	3,538	2,197	2,277

Total debt:

With Fiat Affiliates	4,572	3,885	4,027	3,249	545	636

Other	4,100	3,979	2,016	2,173	2,084	1,806

Intersegment	—	—	269	354	1,954	1,783

Total debt	8,672	7,864	6,312	5,776	4,583	4,225

Less:

Cash and cash equivalents	843	775	699	469	144	306

Intersegment notes receivables	—	—	1,954	1,783	269	354

Net debt	$7,829	$7,089	$3,659	$3,524	$4,170	$3,565

At March 31 2003, CNH had approximately $3.1 billion available under $7.2 billion total lines of credit and asset-backed facilities.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

11.	Commitments — CNH pays for normal warranty costs and the costs of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the three months ended March 31, 2003 for this commitment is as follows:

Amount

(in millions)
Balance, January 1, 2003	$169

Current year provision	60

Claims paid and other adjustments	(48)

Balance, March 31, 2003	$181

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Roberto Miotto

Roberto Miotto Senior Vice President, General Counsel and Secretary

April 25, 2003

18